Exhibit 99.1

Yiren Digital Reports Third Quarter 2020 Financial Results

BEIJING — November 26, 2020 — Yiren Digital Ltd. (NYSE: YRD) (“Yiren Digital” or the “Company”), a leading fintech company in China, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Operational Highlights

Wealth Management—Yiren Wealth

•                          Cumulative number of investors served reached 2,283,828 as of September 30, 2020, representing an increase of 2.7% from 2,223,250 as of June 30, 2020 and compared to 2,200,223 as of September 30, 2019.

•                          Number of active wealth management investors1 was 76,707 as of September 30, 2020, representing an increase of 152.4% from 30,392 as of June 30, 2020, and compared to 12,235 as of September 30, 2019.

•                          Total assets under administration (“AUA”)  for wealth management products2 on Yiren Wealth was RMB 4,334.2 million (US$ 638.4 million) as of September 30, 2020, representing an increase of 71.4% from 2,528.6 million as of June 30, 2020, and compared to RMB 626.2 million as of September 30, 2019.

•                          Sales volume of wealth management products amounted to RMB 4,593.3 million (US$ 676.5 million) in the third quarter of 2020, representing an increase of 110.1% from RMB 2,186.2 million in the second quarter of 2020 and compared to RMB 767.2 million in the same period of 2019.

Consumer Credit—Yiren Credit

•                          Total loan originations in the third quarter of 2020 reached RMB 3.2 billion (US$ 0.5 billion), representing an increase of 33.5% from RMB 2.4 billion in the second quarter of 2020 and compared to RMB 10.5 billion in the third quarter of 2019.

•                          Cumulative number of borrowers served reached 5,060,824 as of September 30, 2020, representing an increase of 2.9% from 4,917,635 as of June 30, 2020 and compared to 4,593,590 as of September 30, 2019.

•                          Number of borrowers served in the third quarter of 2020 was 143,238 representing an increase of 33.2% from 107,568 in the second quarter of 2020 and compared to 150,280 in the third quarter of 2019.

•                          24.4% of loan originations were generated online in the third quarter of 2020.

1  Active wealth management investors refer to those who hold an investment in one or more of the wealth management products the Company source from financial institutions during the quarter.

2  Wealth management products include the products the Company source from financial institutions, which do not include any of our legacy P2P loans. .

•                          Total outstanding principal balance of performing loans reached RMB28,007.2 million (US$ 4,125.0 million) as of September 30,2020, representing a decrease of 16.3% from RMB33,454.4 million as of June 30,2020.

“We are very pleased to deliver a solid quarter, and we continue to make progress in our business transitions and strategic repositioning as we drive our online wealth management business into scale and ramp up our new credit-tech product offerings. We have achieved profitability and meaningful growth on both our wealth management and credit-tech business lines. With the large growing market opportunities in both our wealth management and credit businesses, we believe Yiren Digital is well positioned as China’s leading digital platform providing comprehensive personal financial services.” said Mr. Ning Tang, Chairman and Chief Executive Officer of Yiren Digital.

“For our wealth management business, we are seeing promising momentum in wealth management products and services and the demand remains strong. As of end of September, total AUA of wealth management products increased by 71% quarterly to RMB 4.3 billion, and total sales volume of wealth management products increased by 110% quarter-over-quarter to RMB 4.6 billion. New investors of wealth management products on Yiren Wealth in this quarter stood over 58,200, representing a 255% growth compared to last quarter.”

“On our credit-tech business, we continue to execute our transition plan and drive our sales volume growth. Our new products continue to show strong growth as we shift towards small revolving loans and auto secured loans. For the small revolving loans, we have seen a quarterly increase of close to 100%, accounting for 19% of the total loan volume of this quarter. Meanwhile, auto secured loans grew 76% compared to the last quarter and took almost half of the total sales volume. “

“We are delighted to see continue growth in our wealth management business and loan originations and reached profitability for the quarter, as we continue to execute on our business plan,” said Ms. Na Mei, Chief Financial Officer of Yiren Digital. “Total net revenue reached RMB 1.0 billion in third quarter, representing an increase of 36% from previous quarter due to growth in both loan and wealth management business. In particular, our revenue generated from wealth management products is becoming a significant portion of total net revenue at RMB 124 million up from RMB 22 million from prior quarter. On the balance sheet side, our cash position remains strong with RMB 3.3 billion of cash and short-term investments as of September 30, 2020. “

Third Quarter 2020 Financial Results

Total amount of loans facilitated in the third quarter of 2020 was RMB 3,207.0million (US$472.3million), compared to RMB 10,496.3 million in the same period last year. As of September 30, 2020, the total outstanding principal amount of the performing loans was RMB 28.0 billion (US$4.1 billion), decreased by 16.3% from RMB 33.5 billion as of June 30, 2020.

Total net revenue in the third quarter of 2020 was RMB 1,022.8 million (US$ 150.6 million), compared to RMB 2,056.1 million in the same period last year. Revenue from Yiren Credit reached RMB 741.7 million (US$ 109.2 million), representing a decrease of 51.1% from RMB 1,515.6 million in the third quarter of 2019. Revenue from Yiren Wealth reached RMB 281.1 million (US$ 41.4 million), representing a decrease of 48.0% from RMB 540.6 million in the third quarter of 2019.

Sales and marketing expenses in the third quarter of 2020 were RMB 485.1 million (US$71.4 million), compared to RMB 1,160.4 million in the same period last year. Sales and marketing expenses in the third quarter of 2020 accounted for 15.1% of the total amount of loans facilitated, as compared to 11.1% in the same period last year mainly due to the decline of loan volume.

Origination, servicing and other operating costs in the third quarter of 2020 were RMB 239.7 million (US$35.3 million), compared to RMB 156.1 million in the same period last year. Origination and servicing costs in the third quarter of 2020 accounted for 7.5% of the total amount of loans facilitated, compared to 1.5% in the same period last year due to the decline of loan volume.

General and administrative expenses in the third quarter of 2020 were RMB 159.7 million (US$ 23.5 million), compared to RMB 168.1 million in the same period last year. General and administrative expenses in the third quarter of 2020 accounted for 15.6% of the total net revenue, compared to 8.2% in the same period last year.

Allowance for contract assets and receivables in the third quarter of 2020 were RMB 25.0 million (US$ 3.7 million), compared to RMB 344.7 million in the same period last year.

Income tax expense in the third quarter of 2020 was RMB 16.4 million (US$ 2.4 million).

Net income in the third quarter of 2020 was RMB 79.8 million (US$ 11.8 million), compared to net income of RMB 228.0 million in the same period last year.

Adjusted EBITDA3 (non-GAAP) in the third quarter of 2020 was net income of RMB 117.5 million (US$ 17.3 million), compared to net income of RMB 274.2 million in the same period last year.

Basic income per ADS in the third quarter of 2020 was net income of RMB 0.9 (US$ 0.1), compared to a basic income per ADS of RMB 2.5 in the same period last year.

Diluted income per ADS in the third quarter of 2020 was net income of RMB 0.9 (US$ 0.1), compared to a diluted income per ADS of RMB 2.4 in the same period last year.

Net cash generated from operating activities in the third quarter of 2020 was RMB 3.1 million (US$0.5 million), compared to net cash generated from operating activities of RMB 808.1 million in the same period last year.

Net cash used in investing activities in the third quarter of 2020 was RMB 99.5 million (US$14.6 million), compared to net cash used in investing activities of RMB 78.1 million in the same period last year.

3  “Adjusted EBITDA” is a non-GAAP financial measure. For more information on this non-GAAP financial measure, please see the section of “Operating Highlights and Reconciliations of GAAP to Non-GAAP Measures” and the table captioned “Reconciliations of Adjusted EBITDA” set forth at the end of this press release.

As of September 30, 2020, cash and cash equivalents was RMB 2,836.2 million (US$ 417.7 million), compared to RMB 2,935.5 million as of June 30, 2020. As of September 30, 2020, the balance of held-to-maturity investments was RMB 2.3 million (US$ 0.3 million), compared to RMB 4.1 million as of June 30, 2020. As of September 30, 2020, the balance of available-for-sale investments was RMB 511.3 million (US$ 75.3 million), compared to RMB 513.0 million as of June 30, 2020.

Delinquency rates. As of September 30, 2020, the delinquency rates for loans that are past due for 15-29 days, 30-59 days and 60-89 days were 1.1%, 1.7%, and 1.6%, respectively compared to 1.4%, 2.0%, and 2.1%, as of June 30, 2020.

Cumulative M3+ net charge-off rates. As of September 30, 2020, the cumulative M3+ net charge-off rate for loans originated in 2017 was 17.0%, compared to 16.7% as of June 30, 2020. As September 30, 2020, the cumulative M3+ net charge-off rate for loans originated in 2018 was 18.3%, compared to 17.6% as of June 30, 2020. As of September 30, 2020, the cumulative M3+ net charge-off rate for loans originated in 2019 was 11.9%, compared to 9.4% as of June 30, 2020.

Board Composition Change

The Board of Directors of the Company (the “Board”) has appointed Mr. Dennis Cong as a member of the Board effective November 27, 2020. At the same time, Mr. Huan Chen has retired from his position on the Board effective today after having served as a Director of the Company since 2015.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as adjusted EBITDA and adjusted EBITDA margin as supplemental measures to review and assess operating performance. We believe these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See “Operating Highlights and Reconciliation of GAAP to Non-GAAP measures” at the end of this press release.

Currency Conversion

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB 6.7896 to US$1.00, the effective noon buying rate on September 30, 2020, as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call

Yiren Digital’s management will host an earnings conference call at 7:00 p.m. U.S. Eastern Time on November 26, 2020 (or 8:00 a.m. Beijing/Hong Kong Time on November 27, 2020).

Participants who wish to join the call should register online in advance of the conference at:

http://apac.directeventreg.com/registration/event/5509629

Please note the Conference ID number of 5509629.

Once registration is completed, participants will receive the dial-in information for the conference call, an event passcode, and a unique registrant ID number.

Participants joining the conference call should dial-in at least 10 minutes before the scheduled start time.

A replay of the conference call may be accessed by phone at the following numbers until December 4, 2020:

International	+61 2-8199-0299
U.S.	+1 646-254-3697
Replay Access Code:	5509629

Additionally, a live and archived webcast of the conference call will be available at ir.yirendai.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yiren Digital’s control. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yiren Digital’s ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yiren Digital’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yiren Digital’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yiren Digital does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yiren Digital

Yiren Digital Ltd. (NYSE: YRD) is a leading fintech company in China, providing both credit and wealth management services. For its credit business, the Company provides an effective solution to address largely underserved investor and individual borrower demand in China through online and offline channels to efficiently match borrowers with investors and execute loan transactions. Yiren Digital deploys a proprietary risk management system, which enables the Company to effectively assess the creditworthiness of borrowers, appropriately price the risks associated with borrowers, and offer quality loan investment opportunities to investors. Yiren Digital’s marketplace provides borrowers with quick and convenient access to consumer credit at competitive prices and investors with easy and quick access to an alternative asset class with attractive returns. For its wealth management business, the Company targets China’s mass affluent population and strives to provide customized wealth management services, with a combination of long-term and short-term targets as well as different types of investments, ranging from cash and fixed-income assets, to funds and insurance. For more information, please visit ir.Yirendai.com.

For investor and media inquiries, please contact:

Yiren Digital

Investor Relations

Email: ir@Yirendai.com

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2019	June 30, 2020	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net revenue:
Loan facilitation services	1,286,923	171,084	406,413	59,858	3,579,687	936,038	137,865
Post-origination services	103,073	126,477	195,570	28,804	640,673	468,567	69,012
Account management services	489,673	300,720	157,327	23,172	1,527,037	871,213	128,316
Others	176,439	156,408	263,452	38,802	505,759	525,293	77,367
Total net revenue	2,056,108	754,689	1,022,762	150,636	6,253,156	2,801,111	412,560
Operating costs and expenses:
Sales and marketing	1,160,365	508,466	485,055	71,441	3,496,957	1,609,962	237,122
Origination,servicing and other operating costs	156,073	165,183	239,655	35,297	491,141	507,756	74,784
General and administrative	168,092	172,568	159,670	23,517	601,333	481,279	70,885
Allowance for contract assets and receivables	344,742	168,708	25,016	3,684	1,036,707	337,109	49,651
Total operating costs and expenses	1,829,272	1,014,925	909,396	133,939	5,626,138	2,936,106	432,442
Other income/(expenses):
Interest income, net	13,825	16,950	11,003	1,621	62,913	53,069	7,816
Fair value adjustments related to Consolidated ABFE	(1,323)	(32,957)	(30,905)	(4,552)	39,462	(89,882)	(13,238)
Others, net	7,112	(3,510)	2,726	401	184,815	11,400	1,679
Total other income/(expenses)	19,614	(19,517)	(17,176)	(2,530)	287,190	(25,413)	(3,743)
Income/(loss) before provision for income taxes	246,450	(279,753)	96,190	14,167	914,208	(160,408)	(23,625)
Share of results of equity investees	1,505	—	—	—	(4,268)	—	—
Income tax expense/(benefit)	19,924	(47,558)	16,353	2,408	158,314	(27,269)	(4,016)
Net income/(loss)	228,031	(232,195)	79,837	11,759	751,626	(133,139)	(19,609)

Weighted average number of ordinary shares outstanding, basic	185,548,214	185,613,735	186,784,192	186,784,192	185,095,873	186,002,493	186,002,493
Basic income/(loss) per share	1.2290	(1.2510)	0.4274	0.0630	4.0607	(0.7158)	(0.1054)
Basic income/(loss) per ADS	2.4580	(2.5020)	0.8548	0.1260	8.1214	(1.4316)	(0.2108)

Weighted average number of ordinary shares outstanding, diluted	186,351,678	185,613,735	187,370,892	187,370,892	186,433,058	186,002,493	186,002,493
Diluted income/(loss) per share	1.2237	(1.2510)	0.4261	0.0628	4.0316	(0.7158)	(0.1054)
Diluted income/(loss) per ADS	2.4474	(2.5020)	0.8522	0.1256	8.0632	(1.4316)	(0.2108)

Unaudited Condensed Consolidated Cash Flow Data(Recast*)
Net cash generated from/(used in) operating activities	808,148	(64,721)	3,098	455	186,065	501,097	73,803
Net cash (used in)/provided by investing activities	(78,146)	(186,670)	(99,460)	(14,649)	(87,181)	(815,567)	(120,120)
Net cash (used in)/provided by financing activities	(839,114)	39,905	81,693	12,032	(419,110)	55,961	8,242
Effect of foreign exchange rate changes	3,193	(86)	(3,389)	(498)	2,529	(2,269)	(334)
Net decrease in cash, cash equivalents and restricted cash	(105,919)	(211,572)	(18,058)	(2,660)	(317,697)	(260,778)	(38,409)
Cash, cash equivalents and restricted cash, beginning of period	2,822,706	3,237,994	3,026,422	445,744	3,034,484	3,269,142	481,493
Cash, cash equivalents and restricted cash, end of period	2,716,787	3,026,422	3,008,364	443,084	2,716,787	3,008,364	443,084

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	As of
	December 31, 2019	June 30, 2020	September 30, 2020	September 30, 2020
	RMB	RMB	RMB	USD
Cash and cash equivalents	3,198,086	2,935,543	2,836,229	417,731
Restricted cash	71,056	90,879	172,135	25,353
Accounts receivable	3,398	27,309	100,657	14,825
Contract assets, net	2,398,685	1,356,886	1,231,190	181,335
Contract cost	160,003	145,809	124,005	18,264
Prepaid expenses and other assets	1,333,221	1,134,257	986,747	145,332
Loans at fair value	418,492	246,475	180,058	26,520
Financing receivables	29,612	54,876	267,938	39,463
Amounts due from related parties	988,853	1,560,376	1,584,084	233,310
Held-to-maturity investments	6,627	4,126	2,349	346
Available-for-sale investments	460,991	513,013	511,267	75,301
Property, equipment and software, net	195,855	184,957	163,696	24,110
Deferred tax assets	45,407	49,051	50,175	7,390
Right-of-use assets	334,134	224,067	160,825	23,687
Total assets	9,644,420	8,527,624	8,371,355	1,232,967
Accounts payable	43,583	40,324	24,757	3,646
Amounts due to related parties	106,645	184,325	293,620	43,246
Liabilities from quality assurance program and guarantee	4,397	2,660	2,065	304
Deferred revenue	358,203	190,712	135,590	19,970
Accrued expenses and other liabilities	2,338,745	1,981,040	1,993,273	293,577
Refund liability	1,801,535	1,501,318	1,285,109	189,276
Deferred tax liabilities	218,888	162,016	150,486	22,164
Lease liabilities	282,334	205,056	135,544	19,963
Total liabilities	5,154,330	4,267,451	4,030,320	593,601
Ordinary shares	121	121	121	18
Additional paid-in capital	5,038,691	5,050,226	5,059,529	745,188
Treasury stock	(37,097)	(37,097)	(40,147)	(5,913)
Accumulated other comprehensive income	21,855	23,474	18,595	2,739
Accumulated deficit	(533,480)	(776,551)	(697,063)	(102,666)
Total equity	4,490,090	4,260,173	4,341,035	639,366
Total liabilities and equity	9,644,420	8,527,624	8,371,355	1,232,967

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures

(in thousands, except for number of  borrowers, number of investors and percentages)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2019	June 30, 2020	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating Highlights
Amount of p2p investment	9,037,670	4,017,751	2,620,252	385,921	32,412,841	11,841,750	1,744,101
Number of p2p investors	113,955	63,066	41,851	41,851	319,538	119,929	119,929
Amount of non-p2p investment	767,226	2,186,210	4,593,256	676,514	1,380,717	8,942,780	1,317,129
Number of non-p2p investors	12,235	30,392	76,707	76,707	26,101	90,888	90,888
Amount of loans facilitated	10,496,261	2,402,494	3,206,977	472,337	31,105,001	7,448,925	1,097,108
Number of borrowers	150,280	107,568	143,238	143,238	423,414	360,170	360,170
Remaining principal of performing loans	54,553,702	33,454,423	28,007,249	4,125,022	54,553,702	28,007,249	4,125,022

Segment Information
Wealth management:
Revenue	540,554	322,381	281,050	41,394	1,654,366	1,019,307	150,129
Sales and marketing expenses	219,390	45,454	43,879	6,463	576,462	156,659	23,074

Consumer credit:
Revenue	1,515,554	432,308	741,712	109,242	4,598,790	1,781,804	262,431
Sales and marketing expenses	940,975	463,012	441,176	64,978	2,920,495	1,453,303	214,048

Reconciliation of Adjusted EBITDA
Net income/(loss)	228,031	(232,195)	79,837	11,759	751,626	(133,139)	(19,609)
Interest income, net	(13,825)	(16,950)	(11,003)	(1,621)	(62,913)	(53,069)	(7,816)
Income tax expense/(benefit)	19,924	(47,558)	16,353	2,408	158,314	(27,269)	(4,016)
Depreciation and amortization	32,153	24,368	23,404	3,447	95,767	74,943	11,038
Share-based compensation	7,954	2,954	8,952	1,319	40,385	16,447	2,422
Adjusted EBITDA	274,237	(269,381)	117,543	17,312	983,179	(122,087)	(17,981)
Adjusted EBITDA margin	13.3%	-35.7%	11.5%	11.5%	15.7%	-4.4%	-4.4%

*The Company reclassified 22.0 million payments made in the second quarter of 2020 related to financing receivables from cash used in operating activities to cash used in investing activities.

Delinquency Rates

	Delinquent for
	15-29 days	30-59 days	60-89 days
All Loans
December 31, 2015	0.7%	1.2%	0.9%
December 31, 2016	0.6%	0.9%	0.8%
December 31, 2017	0.8%	1.0%	0.8%
December 31, 2018	1.0%	1.8%	1.7%
December 31, 2019	1.2%	2.0%	1.7%
March 31, 2020	1.6%	4.1%	3.2%
June 30, 2020	1.4%	2.0%	2.1%
September 30, 2020	1.1%	1.7%	1.6%

Online Channels
December 31, 2015	0.5%	0.8%	0.6%
December 31, 2016	0.6%	1.0%	0.8%
December 31, 2017	1.3%	1.2%	0.9%
December 31, 2018	1.2%	2.3%	2.2%
December 31, 2019	1.6%	2.9%	2.5%
March 31, 2020	1.9%	5.2%	3.8%
June 30, 2020	1.4%	2.4%	2.7%
September 30, 2020	1.2%	2.2%	2.1%

Offline Channels
December 31, 2015	0.7%	1.2%	1.0%
December 31, 2016	0.6%	0.9%	0.8%
December 31, 2017	0.6%	0.9%	0.7%
December 31, 2018	0.9%	1.6%	1.5%
December 31, 2019	1.0%	1.7%	1.5%
March 31, 2020	1.6%	3.7%	3.1%
June 30, 2020	1.4%	1.8%	2.0%
September 30, 2020	1.0%	1.5%	1.5%

Net Charge-Off Rate

Loan Issued Period	Amount of Loans Facilitated During the Period	Accumulated M3+ Net Charge- Off as of September 30, 2020	Total Net Charge-Off Rate as of September 30, 2020
	(in RMB thousands)	(in RMB thousands)
2015	53,143,029	4,426,384	8.3%
2016	53,805,112	5,035,620	9.4%
2017	69,883,293	11,848,179	17.0%
2018	63,176,149	11,551,234	18.3%
2019	39,103,048	4,654,088	11.9%
2020H1	3,574,487	6,815	0.2%

M3+ Net Charge-Off Rate

Loan Issued	Month on Book
Period	4	7	10	13	16	19	22	25	28	31	34
2015Q1	0.8%	2.0%	3.4%	4.7%	5.7%	6.5%	7.1%	7.5%	7.7%	7.8%	7.8%
2015Q2	0.8%	2.3%	3.8%	5.2%	6.4%	7.3%	7.9%	8.3%	8.5%	8.7%	8.8%
2015Q3	0.4%	1.6%	3.1%	4.4%	5.6%	6.5%	7.1%	7.6%	7.9%	8.1%	8.4%
2015Q4	0.4%	1.6%	3.1%	4.4%	5.5%	6.3%	6.9%	7.4%	7.9%	8.3%	8.5%
2016Q1	0.3%	1.2%	2.5%	3.6%	4.5%	5.2%	5.8%	6.4%	7.0%	7.4%	7.6%
2016Q2	0.4%	1.6%	3.1%	4.3%	5.2%	6.0%	6.8%	7.6%	8.1%	8.4%	8.7%
2016Q3	0.3%	1.6%	3.0%	4.3%	5.4%	6.6%	7.8%	8.6%	9.1%	9.5%	9.7%
2016Q4	0.2%	1.5%	2.9%	4.3%	5.8%	7.3%	8.3%	9.2%	9.9%	10.3%	10.6%
2017Q1	0.4%	1.6%	3.2%	5.1%	7.0%	8.4%	9.7%	10.6%	11.3%	11.8%	12.0%
2017Q2	1.2%	3.0%	5.6%	8.3%	10.2%	11.9%	13.2%	14.2%	15.0%	15.4%	15.7%
2017Q3	0.5%	3.0%	6.3%	9.0%	11.4%	13.3%	14.8%	15.9%	16.6%	17.1%	17.4%
2017Q4	0.8%	4.1%	7.4%	10.5%	13.2%	15.2%	16.7%	17.8%	18.6%	19.1%
2018Q1	0.4%	3.1%	6.6%	10.0%	12.8%	15.1%	16.8%	18.1%	19.1%
2018Q2	0.5%	3.7%	7.4%	10.8%	13.6%	15.8%	17.7%	19.2%
2018Q3	0.4%	3.0%	6.2%	9.1%	11.7%	13.9%	15.9%
2018Q4	0.3%	2.5%	5.6%	8.6%	11.7%	14.5%
2019Q1	0.2%	2.5%	5.6%	9.0%	12.7%
2019Q2	0.3%	2.9%	6.9%	11.3%
2019Q3	0.3%	3.4%	8.0%
2019Q4	0.3%	3.9%
2020Q1	0.5%